                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ________
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                               KnowledgeMax, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    49925F105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Bradley D. Murchison
                     Senior Vice President & General Counsel
                           Baker & Taylor Corporation
                            2709 Water Ridge Parkway
                                    Suite 500
                         Charlotte, North Carolina 28217
                            Telephone: (704) 329-8935
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With copies to:

                             Scott C. Herlihy, Esq.
                              Latham & Watkins LLP
                          555 11th St., N.W., Suite 1000
                             Washington, D.C. 20004

                                  May 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 49925F105
           ---------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Baker & Taylor, Inc.

--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS

               OO

--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                     [_]
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES
              ------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY             13,248,901
              ------------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH      10    SHARED DISPOSITIVE POWER
                        13,248,901
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,248,901
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES    [_]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

CUSIP NO.: 49925F105
           ---------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Baker & Taylor Corporation

--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS

               OO

--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                     [_]
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES
              ------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY             13,248,901
              ------------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH      10    SHARED DISPOSITIVE POWER
                        13,248,901
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,248,901
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES    [_]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

CUSIP NO.: 49925F105
           ---------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Carlyle Partners Leveraged Capital Fund I, L.P.

--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS

               OO

--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                     [_]
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES
              ------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY             13,248,901
              ------------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH      10    SHARED DISPOSITIVE POWER
                        13,248,901
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,248,901
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES    [_]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

CUSIP NO.: 49925F105
           ---------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BT Acquisition Partners, L.P.

--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS

               OO

--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                     [_]
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES
              ------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY             13,248,901
              ------------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH      10    SHARED DISPOSITIVE POWER
                        13,248,901
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,248,901
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES    [_]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

CUSIP NO.: 49925F105
           ---------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Carlyle Group, L.P.

--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS

               OO

--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                     [_]
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES
              ------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY             13,248,901
              ------------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH      10    SHARED DISPOSITIVE POWER
                        13,248,901
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,248,901
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES    [_]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

CUSIP NO.: 49925F105
           ---------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TWC Virginia, Inc.

--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS

               OO

--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                     [_]
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Virginia


--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES
              ------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY             13,248,901
              ------------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH      10    SHARED DISPOSITIVE POWER
                        13,248,901
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,248,901
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES    [_]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $0.001 per share ("Common Stock"), of KnowledgeMax, Inc. (formerly Sideware Systems, Inc.), a Delaware corporation (the "Issuer"), with principal offices located at 7900 Westpark Drive, Suite T-300, McLean, Virginia 28102.

Item 2.  Identity and Background

     (a),(f) This statement is being filed jointly on behalf of Baker & Taylor Corporation, a Delaware corporation, and its wholly-owned operating subsidiary, Baker & Taylor, Inc., a Delaware corporation (collectively, the "B&T Reporting Persons"), and on behalf of The Carlyle Partners Leveraged Capital Fund I, L.P., a Delaware limited partnership, BT Acquisition Partners, L.P., a Delaware limited partnership, The Carlyle Group, L.P., a Delaware limited partnership, and TWC Virginia, Inc., a Virginia corporation (collectively, the "Carlyle Reporting Persons" and together with the B&T Reporting Persons, the "Reporting Persons").

     (b) The B&T Reporting Persons have their principal office and principal business address at 2709 Water Ridge Parkway, Charlotte, NC 28217. The Carlyle Reporting Persons have their principal office and principal business address at 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, D.C. 20004-2505.

     (c) The principal business of the B&T Reporting Persons is the distribution of books, videos and music products to public libraries and to both traditional and Internet retailers.

         The principal business of the Carlyle Reporting Persons is private investment.

     (d) None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons set forth on Schedule 1 attached hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons set forth on Schedule 1 attached hereto, has during the last five years, been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Baker & Taylor, Inc. received 13,248,901 shares of the Issuer in exchange for its 533,879 shares of KnowledgeMax, Inc. ("Old KnowledgeMax") pursuant to a merger among Old KnowledgeMax, Sideware Systems, Inc., a Yukon Territory corporation ("Sideware"), and Sideware's wholly-owned subsidiary, KM Acquisition Corp. Pursuant to the merger agreement, KM Acquisition Corp. merged into Old KnowledgeMax; Sideware reincorporated in Delaware and changed its name to KnowledgeMax, Inc., which is the Issuer; and the shareholders of Old

KnowledgeMax, including Baker & Taylor, Inc., received shares of the Issuer in exchange for their shares of Old KnowledgeMax.

Item 4. Purpose of Transaction

     The Reporting Persons hold the shares of Common Stock for investment purposes and have no plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

     (a) Baker & Taylor, Inc. is the holder of record of 13,248,901 shares, or 7.3%, of the issued and outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 2002.

         As the parent of Baker & Taylor, Inc., Baker & Taylor Corporation has beneficial ownership of the shares of Common Stock held by Baker & Taylor, Inc.

         The Carlyle Group, L.P. is the general partner of The Carlyle Partners Leveraged Capital Fund I, L.P. and of BT Acquisition Partners, L.P., which are the controlling shareholders of Baker & Taylor Corporation. Therefore, each of these entities may be deemed to be the beneficial owner of the shares of Common Stock held by Baker & Taylor, Inc.

         TWC Virginia, Inc. is the general partner of The Carlyle Group, L.P. and may therefore be deemed to be the beneficial owner of the shares of Common Stock held by Baker & Taylor, Inc. William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are the sole shareholders of TWC Virginia, Inc. and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock deemed to be beneficially owned by TWC Virginia, Inc. Such individuals expressly disclaim any such beneficial ownership.

     (b) Each of the Reporting Persons shares voting and investment power with respect to the shares of Common Stock held of record by Baker & Taylor, Inc.

     (c) None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

     None.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 1: Joint Filing Agreement

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 27, 2003

                                By:  BAKER & TAYLOR, INC.


                                By:  /s/ Bradley D. Murchison
                                    ------------------------------
                                     Name:  Bradley D. Murchison
                                     Title: Secretary

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 27, 2003

                                By:  BAKER & TAYLOR CORPORATION


                                By:  /s/ Bradley D. Murchison
                                    ------------------------------
                                     Name:  Bradley D. Murchison
                                     Title: Secretary

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2003

                                    By:  THE CARLYLE PARTNERS LEVERAGED
                                         CAPITAL FUND I, L.P.

                                         By:   The Carlyle Group, L.P., its
                                               general partner

                                               By:   TWC Virginia Inc., its
                                                     general partner

                                                      /s/ David M. Rubenstein
                                               By:   --------------------------
                                                     Name:  David M. Rubenstein
                                                     Title: Authorized Person

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2003

                                    By:  BT ACQUISITION PARTNERS, L.P.

                                         By:   The Carlyle Group, L.P., its
                                               general partner

                                               By:   TWC Virginia Inc., its
                                                     general partner

                                                      /s/ David M. Rubenstein
                                               By:   --------------------------
                                                     Name:  David M. Rubenstein
                                                     Title: Authorized Person

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2003

                                    By:  THE CARLYLE GROUP, L.P.

                                         By:   TWC Virginia Inc., its
                                               general partner

                                                /s/ David M. Rubenstein
                                         By:   --------------------------
                                               Name:  David M. Rubenstein
                                               Title: Authorized Person

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2003

                                    By:   TWC VIRGINIA, INC.

                                           /s/ David M. Rubenstein
                                    By:   -------------------------------
                                          Name:  David M. Rubenstein
                                          Title: Authorized Person

                                   SCHEDULE 1


Executive Officers and Directors of Baker & Taylor, Inc.

The name, business address and present principal occupation or employment of the executive officers and directors of Baker & Taylor, Inc. are set forth below. Unless otherwise indicated, the business address of each such person is 2709 Water Ridge Parkway, Suite 500, Charlotte, North Carolina 28217. All such persons listed below are citizens of the United States.

Name and Business Address             Present Principal Occupation or Employment

Directors of the Board

Daniel A. D'Aniello                   Managing Director, The Carlyle Group, L.P.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

Philip B. Dolan                       Managing Director, The Carlyle Group, L.P.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

Patrick W. Gross
7401 Glenbrook Road
Bethesda, MD 20814

Joseph R. Wright, Jr.                 President and Chief Executive Officer,
660 Madison Avenue, 14/th/ Floor      PanAmSat Corporation
New York, NY 10021

Executive Officers

Gary M. Rautenstrauch                 Chief Executive Officer and President
George F. Coe                         Executive Vice President
James S. Ulsamer                      Executive Vice President
Marshall A. Wight                     Executive Vice President

During the last five years, to the knowledge of the Reporting Persons, none of the individuals named above, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers and Directors of Baker & Taylor Corporation

The name, business address and present principal occupation or employment of the executive officers and directors of Baker & Taylor Corporation are set forth below. Unless otherwise indicated, the business address of each such person is 2709 Water Ridge Parkway, Suite 500, Charlotte, North Carolina 28217. All such persons listed below are citizens of the United States.

Directors of the Board

Daniel A. D'Aniello                   Managing Director, The Carlyle Group, L.P.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

Philip B. Dolan                       Managing Director, The Carlyle Group, L.P.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

Patrick W. Gross
7401 Glenbrook Road
Bethesda, MD 20814

Joseph R. Wright, Jr.                 President and Chief Executive Officer,
660 Madison Avenue, 14/th/ Floor      PanAmSat Corporation
New York, NY 10021

Executive Officers

Gary M. Rautenstrauch                 Chief Executive Officer and President
George F. Coe                         Executive Vice President
James S. Ulsamer                      Executive Vice President
Marshall A. Wight                     Executive Vice President

During the last five years, to the knowledge of the Reporting Persons, none of the individuals named above, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Carlyle Partners Leveraged Capital Fund I, L.P., BT Acquisition Partners, L.P., The Carlyle Group, L.P. and TWC Virginia, Inc.

The Carlyle Group, L.P. is the sole general partner of The Carlyle Partners Leveraged Capital Fund I, L.P. and of BT Acquisition Partners, L.P. TWC Virginia, Inc. is the sole general partner of The Carlyle Group, L.P. David M. Rubenstein, William E. Conway, Jr. and Daniel A. D'Aniello (collectively, the "TWC Principals") are the shareholders, executive officers and directors of TWC. The business address of each of the TWC Principals is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004. All such persons are citizens and residents of the United States.

During the last five years, to the knowledge of the Reporting Persons, none of the entities or the TWC Principals named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 Page 19 of 19